Exhibit 99.1

Attention: Financial Editors	Stock Symbol:	(PGF) - TSX
(PGH) - NYSE

PENGROWTH SANCTIONS ACCELERATION OF THE LINDBERGH PROJECT, ANNOUNCES 2013 CAPITAL PROGRAM AND PRODUCTION GUIDANCE AND REAFFIRMS COMMITMENT TO DIVIDEND

(Calgary, January 11, 2013) /Marketwire/ - Pengrowth Energy Corporation is pleased to announce that its Board of Directors has sanctioned Phase 1 of its Lindbergh thermal bitumen project and approved its 2013 capital budget and production guidance.

The Phase 1 Lindbergh project is expected to produce 12,500 barrels of bitumen per day (“bbpd”) when fully operational in Q2 2015, which is approximately one year ahead of prior estimates. Capital expenditures for Phase 1 are targeted at $590 million, of which $300 million is budgeted in 2013. This includes an additional $150 million compared to earlier guidance to accelerate the ramp-up and expand oil handling capacity of the plant, based on the excellent performance of the Lindbergh pilot operations.

Pengrowth plans to invest a total of $770 million in 2013 to develop its focused set of oil and liquids-rich natural gas opportunities, including Lindbergh. The 2013 capital program will focus on maximizing cash flow to fund dividends, while investing significant long-lead capital related to Phase 1 of the low decline Lindbergh project. The 2013 program will be funded by operating cash flow and proceeds from non-core asset dispositions, including the $315 million Weyburn disposition announced in December.

“We are excited to proceed with the first phase of Lindbergh, a highly economic, low decline project that, once at full capacity, will provide the backbone for a long term, dividend paying model,” said Derek Evans, President and Chief Executive Officer. “We believe the resource base at Lindbergh will ultimately support production of 50,000 barrels of bitumen per day for Pengrowth and will generate significant long term cash flow in support of our dividend. Pengrowth has a solid financial plan that allows us to fund our 2013 capital program without issuing further debt or equity.”

Highlights:

•	Pengrowth remains committed to a dividend of 4 cents per share per month.
•	Pengrowth sanctions Phase 1 of the 26% IRR Lindbergh thermal bitumen project and corresponding $300 million in capital expenditures in 2013.
•
Pengrowth will undertake a $470 million non-thermal capital expenditure program in 2013, with $332 million directed to light oil and natural gas liquids in the core areas of Greater Olds and Swan Hills. The company plans to divest up to $700 million in assets in 2013 to improve financial flexibility and funding capability for Lindbergh in 2013 and 2014, as well as focusing our organizational expertise on our core areas.

•	The company expects its operations to generate funds flow of $680 million in 2013, about 14% more than forecast 2012 funds flow.

Capital Allocation

The 2013 capital program includes $470 million for development activities targeting light oil and liquids-rich natural gas production, mainly in the Greater Olds/Garrington area, Swan Hills and south east Saskatchewan. In 2013, Pengrowth will participate in drilling 82 net wells over and above any Lindbergh drilling. An additional $300 million will be spent at Lindbergh in 2013 as Pengrowth positions itself for growth in thermal oil production in 2014 and beyond.

The 2013 budget focuses on projects with the highest rates of return and maximum cash flow, with recycle ratios in excess of 2 times. Based on the mid-point of the 2013 production guidance, Pengrowth expects to generate funds flow from operations of approximately $680 million, assuming a WTI oil price of USD$90/bbl (with a 9% discount for light oil and 23% discount for heavy oil), AECO natural gas price of Cdn$3.50/Mcf and a $1.00 Cdn/USD exchange rate. Pengrowth’s expected funds flow from operations of $680 million represents an increase of approximately 14% over forecast 2012 funds flow.

Capital allocation by expenditure type	Budgeted $ Millions
Non-thermal Development	$365
Facilities and Maintenance	$67
Corporate (Land, seismic, etc.)	$38
Thermal development	$300
Total Capital	$770

Development Capital allocation by area	Budgeted
Non-thermal Development	$ Millions
Greater Olds/Garrington	$200
Swan Hills	$132
SE Saskatchewan	$17
Other	$16
Non-thermal Development Capital	$365
Thermal Bitumen Development
Lindbergh	$300
Total Development Capital	$665

Financing the 2013 capital program

Pengrowth intends to fund its 2013 capital program with a combination of cash flow and proceeds from asset sales. Pengrowth’s Board of Directors and management are currently analyzing the company’s non-core and mature asset base with the intention of structuring a 2013 disposition program of up to $700 million. Pengrowth's strategy will focus on maximizing the aggregate proceeds to support the funding of Phase 1 of the Lindbergh thermal project in 2013 and 2014, while protecting the sustainability of Pengrowth's cash flow and dividend.

Pengrowth does not anticipate funding any of its 2013 capital program with incremental bank or capital markets debt. Any bank debt drawn will be viewed as temporary and will be repaid with the proceeds from the anticipated non-core divestitures. Additionally, at present, Pengrowth’s Board considers Pengrowth's share price to be undervalued in the context of its underlying net asset value and as such, equity is not being considered to fund the capital program.

Dividends

Pengrowth recognizes the importance of its dividend to shareholders and remains committed to maintaining its monthly dividend of $0.04 per common share. In the event of an extraordinary, prolonged decline in commodity prices, Pengrowth would look first to decrease capital investment and/or sell assets before any reassessment of the dividend.

Dividends will continue to be declared monthly as per the 2013 dividend schedule on our website at www.pengrowth.com/dividends

Core Focus Areas

Lindbergh

The Lindbergh pilot results continue to outperform expectations. The pilot, which consists of two well pairs, has been in operation for 10 months and is currently producing in excess of 1,600 bbpd with an Instantaneous Steam Oil Ratio (“SOR”) of 1.7. The well pairs have each produced approximately 168,000 bbls of bitumen as of December 31, 2012.

The pilot has demonstrated faster than expected reservoir response to steam and lower than expected steam/oil and diluent blending ratios. The net result is a 94% increase in the Phase 1 proved plus probable NPV10 to $688 million (GLJ, June 2012) from Pengrowth’s original internal estimates.

The excellent pilot results and associated reserve potential have provided Pengrowth with the confidence needed to proceed with the Phase 1 commercial development of 12,500 bbpd.

As a result of the information provided by the pilot, the Phase 1 project design and timing have been improved and Phase 1 is now expected to be at full capacity in Q2 2015, a full year earlier than previously projected.

Phase 1 design modifications to maximize NPV and IRR through acceleration of the capacity ramp-up has resulted in Phase 1 total development capital increasing from Pengrowth’s 2010 estimate of $450 million to $590 million.  $100 million of the cost increase is associated with scope changes to capitalize on the low SOR and high production rates exhibited by the pilot wells. This will result in increased bitumen production capability at the well and facility levels and will increase bitumen transportation, storage and marketing flexibility.

Specific scope changes to Phase 1 include:

•
The addition of further well pairs and incorporating down hole pumps in the initial stages of start-up, as a result of faster than expected production ramp-up. This allows for increased production capability and production acceleration up to one year earlier than previously expected.

•
Expanded process piping and vessel capacity to allow for 15% excess production throughput. This is intended to ensure yearly average allowable volumes are achieved, by mitigating the effects of downtime and production ramp-up periods. It may also allow Pengrowth to produce at higher rates on approval of the EIA application for the 17,500 bbpd expansion, prior to construction.

•
Expanded tankage and shipping/loading flexibility to take advantage of truck, pipeline and rail options in order to maximize netbacks, given uncertainty around the availability of export pipeline capacity.

•	Increasing the size of the co-generation plant at Lindbergh to allow for future facility growth and potentially, in the interim, to be a net seller of power back to the grid.

The remaining $40 million of cost expansion from the previous 2010 cost estimate is due to increases for in-field construction and process packages.

Pengrowth plans to spend $300 million at Lindbergh in 2013, inclusive of $55 million announced in December 2012. This capital will be spent on long lead items, starting construction of the central processing facility in the second quarter and the drilling of the first eight of 23 well pairs which is expected to commence in the fourth quarter.

Regulatory, environmental, landowner and First Nations discussions surrounding Lindbergh are on track. Pengrowth anticipates regulatory and environmental approvals to be granted in Q2 2013.

Subject to Board and regulatory approvals, Pengrowth plans to follow up with two subsequent phases of development at Lindbergh. Production from Phase 2 is expected to commence in early 2017, with a ramp-up to 30,000 bbpd, to be followed by Phase 3, which is expected to increase total production to approximately 50,000 bbpd by the end of 2018.

Greater Olds/Garrington

The NAL Energy acquisition significantly expanded Pengrowth’s Cardium exposure to 290 gross sections in this highly prospective area. Capital expenditures in this area are expected to be approximately $200 million, primarily targeting Cardium light oil ($163 million/40 net wells) in the Lochend and Garrington areas.

At Lochend, Pengrowth recently acquired additional high working interest Cardium lands which are included in our 2013 development plans. These are prolific, light oil wells with approximate netbacks of $64/bbl and recycle ratios in excess of 3.0 times.

Additional capital has been allocated to the Elkton and Mannville liquids-rich natural gas plays, which are characterized by a high liquids content (approximately 100 to 130 bbls/ MMcf) providing strong economic returns and cash flows.

Pengrowth expects to have six rigs drilling in Greater Olds/Garrington during the first quarter, in anticipation of drilling over 50 net wells in 2013.

Swan Hills

In 2013, Pengrowth plans to invest $132 million on light oil and liquids-rich gas plays in the Swan Hills trend. The 2013 program includes approximately 15 net operated and non-operated drills, as well as significant optimization activities in Judy Creek, Virginia Hills, Sawn Lake and Deer & House Mountain. This program reflects a reduction in drilling compared to 2012, as the horizontal well program is high graded, based on our increased knowledge of the play.

At Judy Creek, the company will continue to exploit numerous development opportunities in the Beaverhill Lake A and B pools with new drills, re-entries, recompletions and workovers.  The remainder of Pengrowth’s activity will focus on expanding its footprint within the Swan Hills trend by developing opportunities identified at Deer & House Mountain, Virginia Hills and Sawn Lake.  Pengrowth also holds a 100% working interest in 47 sections of land on an undeveloped platform margin play in the Devil area with significant upside potential, which the company intends to exploit in 2013.

Production Volumes

Pengrowth’s 2013 capital program is designed to deliver average daily production volumes of between 85,000 and 87,000 boe/d, prior to the impact of any asset dispositions other than Weyburn.

The breakdown of 2013 expected production volumes, using the mid-point of guidance, is set out below:

2013 Production Volumes	Volume/day
Light oil (bbl/d)	28,300
Heavy oil (bbl/d)	7,400
NGLs (bbl/d)	9,800
Natural Gas (Mcf/d)	243,000
Boe/d equivalent*	86,000

*Assumes mid-point of average daily production guidance and includes the Weyburn disposition

Liquids as a percentage of total production are expected to remain at 2012 levels of approximately 53%, even after the sale of the Weyburn asset, which represented approximately 5% of Pengrowth’s 2012 liquids production.

Operating Costs

Net operating costs for 2013 are forecast to be $451 million, a decrease of two percent compared to our guidance for 2012 net operating expenses of $460 million. The drop in operating costs is primarily driven by the sale of Weyburn, the allocation of $21 million of overhead costs previously attributed to operations to G&A and additional cost savings, offset by the addition of Lindbergh operating costs being included, following commercial recognition of the project.  On a unit basis, 2013 net operating cost guidance is $14.00 to $14.50 per boe. Power costs currently represent approximately 18 percent of Pengrowth’s operating costs and have been budgeted at $90/MW (all inclusive) in 2013.

General and Administrative

Total general and administrative (“G&A”) costs are expected to report an increase of approximately $21 million in 2013 versus our latest 2012 guidance due to the allocation of G&A costs from operations, as indicated above. Excluding the allocation of operating costs in 2013, G&A costs are expected to remain flat as compared to 2012. On a per boe basis, G&A costs are expected to be $3.30 per boe compared to 2012 guidance of $2.68 per boe. Included in our 2013 G&A forecast are non-cash G&A costs of approximately $0.46 per boe and $0.66 per boe of costs that were previously allocated to operations.

2013 Full-Year Guidance Summary

Average daily production volume (boe/d)	85,000 to 87,000
Total capital expenditures ($millions)¹	770
Royalties (% of sales)	17
Net operating costs ($ per boe)	14.00 - 14.50
G & A expense (cash and non-cash) ($ per boe)²	3.30
Transportation ($ per boe)	0.90
1.	Includes $300 million at Lindbergh
2.	Includes $0.46/boe of non-cash G & A

All guidance numbers in this release are prior to the impact of any dispositions, other than the previously announced Weyburn disposition.

Investor Day

An Investor Day presentation, discussing 2013 operating plans, will be held on Friday, January 11, 2013 at 9:00 a.m. (Calgary time). An audio version of this presentation will be webcast. To participate in the webcast, participants may register by visiting http://www.gowebcasting.com/4038. An archived version of the webcast will be available until midnight eastern time, January 25, 2013 at http://www.gowebcasting.com/4038.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Swan Hills light oil, Cardium light oil and Lindbergh thermal bitumen projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

Advisory:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Production and reserves, unless otherwise noted, are stated as Company Interest. Company Interest, as used herein, means Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus any royalty interest in production or reserves at the wellhead.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development but which are not currently considered to be commercially recoverable due to one or more contingencies.  The contingencies may include factors such as economics, legal, environmental, political and regulatory matters or lack of markets. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates. Contingent Reserves do not constitute and should not be confused with reserves.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to future dividends, 2013 capital expenditures and the allocation thereof, anticipated Lindbergh production, IRR, net present value, costs and timing, drilling plans, anticipated asset dispositions, recycle ratios, the allocation of capital expenditures, production, production volumes, initial production rates, projected cash flow, funds flow, future borrowing, financing plans, operating costs, G&A and royalties, Pengrowth's production profile, liquids to gas ratio, reserves and the replacement thereof. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2012.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.